Exhibit 99.4

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Royal & Sun Alliance Insurance Group plc

Appointment of Chief Financial Officer

Further to the appointment of George Culmer as Chief Financial Officer of Royal & Sun Alliance Insurance Group plc ("Royal & SunAlliance") with effect from 1 May 2004, the Company would like to make the following regulatory disclosures.

Mr Culmer has not held directorships in any publicly quoted companies during the past five years.

Mr Culmer does not have any interests in the shares of Royal & SunAlliance.

Royal & SunAlliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Mr Culmer.

–ENDS–

Enquiries to:

Jackie Fox

Tel: +44 (0)20 7569 6042